OMNICORDER TECHNOLOGIES INC.
                                       25 EAST LOOP ROAD
                                    STONY BROOK, NEW YORK 11790
                                        (516) 444-6499



                                                         March 4, 1999


Richard Wulff
Mail Stop 3-4
Office of Small Business
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

                  RE: OmniCorder Technologies Inc. ("OmniCorder") SEC File No. 333-66093

Dear Mr. Wulff:

         This letter is an application for withdrawal of OmniCorder's Registration Statements on Form SB-2, as originally filed on October 23, 1998, and subsequently amended on December 15, 1998, January 28, 1999 and February 11, 1999, and on Form 8-A, as filed on February 11, 1999 (collectively the "Registration Statements").

         On behalf of OmniCorder, I hereby request that the Registration Statements be withdrawn on the ground of the Underwriter's inability to complete the public offering at the present time.

         Please advise me at your earliest convenience, whether the Commission will agree to withdraw OmniCorder's Registration Statements pursuant to this application.

                                                   Very truly yours,

                                                   /s/ Mark A. Fauci
                                                   Mark A. Fauci
                                                   President and CEO
                                                   OmniCorder Technologies Inc.